DAVIS & ASSOCIATES

(A PROFESSIONAL LAW CORPORATION)

-SECURITIES, BUSINESS & INTERNATIONAL LAWYERS-

LOS ANGELES

         NEWPORT BEACH

Ritz Carlton Annex

    Balboa Bay Club Annex

(310) 823-8300/fax (310) 301-3370

Don@securities-attys.com

Respond To:

P.O. Box 12009

Marina Del Rey, CA

90295-3009

May 3, 2012

Mr. Ajay Koduri

Staff Attorney

Securities and Exchange Commission

100 F Street, NE

Washington, DC  20549

Re: Insynergy Products, Inc.

Amendment No. 2 to Registration Statement on Form S-1

Filed January 31, 2012 and amended April 17, 2012

File No. 333-179262

Dear Mr. Koduri,

I am responding on behalf of Insynergy Products, Inc. (formerly Insynergy Inc.) (the “Company”)to your letter of comments dated April 27, 2021.  Amendment No 2 to the registration statement has just been filed.  Attached is a copy of that document, marked to show changes.

The paragraph numbers set forth below match the numbered paragraphs in your letter with our response set out below each comment.

1.  Complied with

2.  Corrected. The correct number of shares outstanding is 15,101,900.

3.  corrected

4.  corrected

5.  complied with,

6.  complied with

If you desire more information or have questions, please contact me direct on my cell phone at 213 400 2007.

The Company would like to have the registration statement declared effective as soon as practical.  If the above changes are satisfactory, perhaps you could email or telephone your verbal clearance, and the Company could then immediately file its completed registration statement.

We appreciate your assistance in this matter.

Very Truly Yours,

/s/ Donald G. Davis

Donald G. Davis